Mail Stop 4561

October 20, 2009

Francis Bok, President
Domain Extremes, Inc.
602 Nan Fung Tower, Suite 6/F
173 Des Voeux Road Central
Central District, Hong Kong

Re: Domain Extremes, Inc.
   Amendment No. 2 to Registration Statement on Form 10
   Filed October 13, 2009
   File No. 000-53749

Dear Mr. Bok:

   We have completed our review of your amended filing and have no further comments at this time. Please note that since you filed your registration statement on August 3, 2009, it became effective automatically sixty days later, on October 2, 2009. See Section 12(g)(1) of the Securities Exchange Act of 1934. Under Rule 13a-13(a) of Regulation 13A, you are required to file your first periodic report on Form 10-Q within 45 days of the effective date, which is November 16, 2009.

   Sincerely,

   Matthew Crispino
   Staff Attorney

cc: <u>Via Facsimile (617) 535-3800</u>
   Barbara A. Jones, Esq.
   McDermott Will & Emery LLP